Exhibit 99.2

AMENDMENT AND WAIVER

This AMENDMENT, dated as of September 5, 2025 (this “Amendment”), is by and between:

(i)	NIP Group Inc., an exempted company incorporated with limited liability under the Laws of the Cayman Islands (the “Purchaser”);

(ii)	Fortune Peak Limited, a company incorporated under the laws of the British Virgin Islands (“Original Seller 1”);

(iii)	Prosperity Oak Holdings Limited, a company incorporated under the laws of the British Virgin Islands (“New Seller 1”, and, together with Original Seller 1, “Seller 1”); and

(iv)	Apex Cyber Capital Limited, a company incorporated under the laws of the British Virgin Islands (“Seller 2”, together with the Seller 1, the “Sellers” and each a “Seller”).

The parties to this Amendment are collectively referred to as the “Parties” and individually, a “Party.”

WHEREAS, the Purchaser, Original Seller 1 and Seller 2 has entered into that certain On-rack Sales and Purchase Agreement, dated as of June 27, 2025 (as amended or restated, the “APA”). Any capitalized term used but not defined herein shall have the meaning ascribed to such term in the APA.

WHEREAS, each Party desires to consent to the amendments set forth herein.

NOW, THEREFORE, in consideration of the mutual covenants, agreements and undertakings contained herein, and other good and valuable consideration, and subject to and on the terms and conditions set forth in this Amendment, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:

SECTION 1. Assignment.

(a)	Original Seller 1 hereby assigns, transfers and conveys to New Seller 1, without representation, warranty or recourse, and New Seller 1 hereby accepts and assumes from Original Seller 1, all rights, benefits and obligations of Original Seller 1 under the APA (the “Assignment”). New Seller 1 agrees to be bound by, and to accept, observe, perform and discharge all obligations under, the APA as if it was an original party thereto, including the obligations to comply with all the terms and provisions of the APA.

(b)	Each of Original Seller 1 and New Seller 1 acknowledges and confirms that (i) the Assignment will not materially impede or delay the consummation of the transactions contemplated in the APA, and (ii) the Assignment will not relieve Original Seller 1 of any of its obligations under the APA.

(c)	The Parties acknowledge that Original Seller 1 has notified the Purchaser of the Assignment pursuant to the terms of the APA.

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(d)	Each of Original Seller 1 and New Seller 1 agrees that it will promptly do, execute, acknowledge and deliver, and cause to be done, executed, acknowledged and delivered, all such further acts, deeds, certificates, assignments, transfers, conveyances, powers of attorney, assurances and other documents as may be reasonably requested further to give effect to the conveyance, transfer, assignment and delivery to New Seller 1 of all Original Seller 1’s rights, benefits and obligations under the APA and to the assumption by the New Seller 1 of all Original Seller 1’s rights, benefits and obligations under the APA.

SECTION 2. Amendment to the Transfer.

(a)	The Purchaser hereby designated Mining Ninjas US, Inc, an entity incorporated under the laws of the State of Delaware and a wholly-owned subsidiary of the Purchaser, as the Titled Holder as defined in the APA, and the Sellers hereby waive any notice period in relation to the designation of the Title Holder as required in the APA.

(b)	On the Closing Date, (i) the Products listed in Exhibit A-1 and the related Purchased Assets (together, the “Seller’s Assets”) shall be transferred by the applicable Seller to the Title Holder in a manner as required in the APA, and (ii) the Products listed in Exhibit A-2 and the related Purchased Assets (the “Third-party’s Assets”) will be transferred by one or more Persons that is not a Seller (each, an “Asset Owner”) to the Title Holder, and the relevant Seller as identified in the Exhibit A-2 shall cause the applicable Asset Owners to so transfer such Third-party’s Assets to the Title Holder in a manner as required in the APA. Each Seller hereby agrees and confirms that if the Purchaser suffers any losses arising from any dispute or claim between such Seller and the relevant Asset Owner regarding any relevant Third-party Assets (including but not limited to the lack of consideration paid by the relevant Seller to the Asset Owner), such Seller shall indemnify and hold harmless the Purchaser from and against such losses in full.

(c)	The Parties hereby agree that solely with respect to any Third-party’s Assets, the first sentence of Section 6.2(f) of the APA shall be deleted in its entirety, provided that that each Seller represents and warrants to the Purchaser as of the date hereof and as of the Closing Date that, with respect to any Third-party Assets relevant to such Seller as identified in the Exhibit A-2, the relevant Asset Owners have, or will have as of the Closing Date of such Seller, good, valid and marketable title to such Third-party Assets, free and clear of Encumbrances (other than Encumbrances created by the terms of the Existing Hosting Agreements except for any violations or Claims thereunder or the APA ), and the relevant Asset Owners’ ownership and operation of the applicable Third-party’s Assets are valid under Applicable Laws where they are operated and located in all material respects, and all material licenses, permits, filings, registrations or approvals for such ownership and operation have been obtained.

(d)	The Parties hereby agree that pursuant to Section 3.1 of the APA, the Consideration Shares of New Seller 1 to be issued at the Closing Date shall be 57,965,652 Class A Ordinary Shares, and the Consideration Shares of Seller 2 to be issued at the Closing Date shall be 61,587,787 Class A Ordinary Shares.

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SECTION 3. Products Under Maintenance.

(a)	The Products listed in Exhibit B attached hereto are, as of the Closing Date, under maintenance or repair (such Products, “Products Under Maintenance”).

(b)	Each Seller confirms that, with respect to the Products Under Maintenance of such Seller, that such Products Under Maintain shall be in good condition and adequate for the uses to which they are being put (the “Restoration”) prior to the expiry of two (2) months from the Closing Date (the “Restoration Period”).

(c)	In the event that the Restoration of any Products Under Maintenance has not been achieved within the Restoration Period(such Products Under Maintenance, the “Defective Products”), the Seller of the Defective Products shall replace the Defective Products with cryptocurrency mining hardware and other equipment or merchandise with computational capacity equivalent to that of the Defective Products (i.e. providing the same level of hashrate expressed as a certain amount of T) within two (2) weeks after the expiration of the Restoration Period, and in which event, the Purchaser shall cause the Defective Products to be transferred back to such Seller.

SECTION 4. Tax

Notwithstanding anything to the contrary set forth in the APA, if there is any SUT in connection with the sale of the Products listed in Exhibit A-1 or Exhibit A-2 with the “场地编码” of KWHTX01 (the “KWHTX01 Products”), the Purchaser and the Seller of such Products shall each be liable for the payment of 50% of the amount of such SUT.

SECTION 5. Hosting Arrangement

(a)	New Seller 1 hereby agrees to assist the relevant Title Holder to enter into a hosting and maintenance agreement with respect to the KWHTX01 Products (the “Interim KWHTX01 Agreements”) with Bitmain Technologies Georgia Limited, a corporation incorporated under the laws of Georgia (Corporation No. 21203283) (the “Bitmain”) with substantially the same terms and conditions as the Existing Hosting Agreement of the KWHTX01 Products (the “Existing KWHTX01 Agreements”), and New Seller 1 or its applicable Affiliate shall, concurrent with the execution of the Interim KWHTX01 Agreements, terminate its hosting arrangement with Bitmain with respect to the KWHTX01 Products. After the expiration of the Interim KWHTX01 Agreements, New Seller 1 shall assist the Title Holder to enter into a new hosting and maintenance agreement with a new service provider, with the total fee rate not higher than that in the Interim KWHTX01 Agreements.

(b)	To satisfy the closing condition under Section 5.3(c) of the APA with respect to the KWHTX01 Products, either (i) on or prior to the Closing, New Seller 1 or its applicable Affiliate shall enter into an assignment agreement in the form attached hereto as Exhibit C (the “KWHTX01 Assignment Agreement”), to assign all rights and obligations under Existing KWHTX01 Agreements with respect to the KWHTX01 Products to the Title Holder, from the date of Closing to the date of the Interim KWHTX01 Agreements, and shall obtain all consents as required for such assignment under the Existing KWHTX01 Agreements (for the avoidance of doubt, the Purchaser and the Title Holder shall not be liable for any liability with respect to the KWHTX01 Products under the Existing KWHTX01 Agreements as a result of or in connection with any event occurred before the Closing), or (ii) if the KWHTX01 Assignment Agreement is not entered into on or prior to the Closing, New Seller 1 and the Purchaser agrees to cooperate with each other in a manner to achieve the same economic effect as if the KWHTX01 Assignment Agreement has been entered into, provided that New Seller 1 shall ensure that, as of the Closing, (i) the computational capacity of the KWHTX01 Products and all mining income generated therefrom are fully attributable to the Title Holder, and the Purchaser and the Title Holder shall only be responsible for the actual operating costs associated with the KWHTX01 Products thereafter at the fee rate set forth in the Existing KWHTX01 Agreements, and (ii) the Title Holder has access to real-time operation and revenue data.

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(c)	New Seller 1 confirms that, as of the date of the Closing, the Existing KWHTX01 Agreements are: (a) Managed Hosting Service Framework Agreement entered into by and between Northstar Lending LLC., a corporation incorporated under the laws of Delaware (File No. 7154473) (“Northstar”) and Bitmain on October 1, 2023, and (b) the Service Order entered into by and between Northstar and Bitmain on September 29,2023.

SECTION 6. General Provisions.

(a)	Except as expressly provided herein, nothing in this Amendment shall be deemed to constitute a waiver of compliance by any Party with respect to any other term, provision or condition of the APA or shall be deemed or construed to amend, supplement or modify the APA or otherwise affect the rights and obligations of any Party thereto, all of which remain in full force and effect.

(b)	This Amendment shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns.

(c)	This Amendment may be executed and delivered in any number of counterparts, each of which, when so executed, will be deemed an original and all of which taken together will constitute one and the same agreement. Signatures of a Party which are sent to the other Party by e-mail (pdf.) or by facsimile transmission shall be binding as evidence of acceptance to the terms hereof by such Party.

(d)	This Amendment, the APA, the Transaction Documents and any other documents and instruments and agreements among the Parties as contemplated hereby and thereby or referred to herein and therein, constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.

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IN WITNESS WHEREOF, the Parties have duly executed this Amendment as of the date first written above.

NIP Group Inc.

By:	/s/ Hicham Chahine
Name:	Hicham Chahine
Title:	Director

[Signature Page to Amendment]

IN WITNESS WHEREOF, the Parties have duly executed this Amendment as of the date first written above.

Fortune Peak Limited

By:	/s/ Chiu Chang-wei
Name:	Chiu Chang-wei
Title:	Authorized Signatory

Prosperity Oak Holdings Limited

By:	/s/ Chiu Chang-wei
Name:	Chiu Chang-wei
Title:	Authorized Signatory

[Signature Page to Amendment]

IN WITNESS WHEREOF, the Parties have duly executed this Amendment as of the date first written above.

Apex Cyber Capital Limited

By:	/s/ KEE WEE KIANG, KENNETH
Name:	KEE WEE KIANG, KENNETH
Title:	Director

[Signature Page to Amendment]

Exhibit A-1 - Seller’s Assets

Exhibit A-2 - Third party’s Assets

Exhibit B – Products Under Maintenance

Exhibit C – Form of KWHTX01 Assignment Agreement